UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated July 6, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Integrated Media Technology Limited Announces Pricing of Registered Direct Offering of Ordinary Shares

On July 6, 2021, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company") entered into three Securities Purchase Agreements ("SPA") with three accredited investors ("Investors") for the total sale of 888,888 ordinary shares of, no par value, of the Company ("Ordinary Shares") at a price of US$3.15 per share (the "Cash Offerings").

The Cash Offerings will generate net cash proceeds of approximately US$2,765,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for the purchase of equipment for the Company's electronic glass business and working capital.

The Offering is being made pursuant to the Company's "shelf" Registration Statement on Form F-3 (File No. 333-227741), as filed with the Securities and Exchange Commission on October 9, 2018 and declared effective by the SEC on October 19, 2018. The Ordinary Shares are being offered only in the United States by the means of a prospectus. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained, when available, at the SEC's website at https://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 6, 2021

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Securities Purchase Agreement with Gold Bull Capital Co., Ltd.

99.2	Securities Purchase Agreement with Blackhorse Capital Co., Limited

99.3	Securities Purchase Agreement with Goldenyadan International Holdings Limited

99.4	Press release relating to the Sale of Shares under the Securities Purchase Agreement